



16 May 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL



Dear Sirs

**SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION**

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 9 May 2005 to 13 May 2005.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

PROCESSED
MAY 24 2005
THOMSON FINANCIAL

Encs


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**Miscellaneous**

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | SINGAPORE TELECOMMUNICATIONS LIMITED |
| Company Registration No. | 199201624D |
| Announcement submitted on behalf of | SINGTEL |
| Announcement is submitted with respect to * | SINGTEL |
| Announcement is submitted by * | Chan Su Shan (Ms) |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 12-May-2005 15:23:44 |
| Announcement No. | 00026 |

**>> Announcement Details**

The details of the announcement start here ...

| | |
|---|---|
| Announcement Title * | Continuing Listing Requirements - Announcement Pursuant to Listing Rule 704(11), Listing Manual |
| Description | |
| **Attachments:** |  311-ann.pdf<br>Total size = **61K**<br>(2048K size limit recommended) |

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## Lorinda Leung


**From:** ASX.Online@asx.com.au
**Sent:** Thursday, May 12, 2005 3:29 PM
**To:** fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com

**Subject:** SGT - ASX Online e-Lodgement - Confirmation of Release



230075.pdf

ASX confirms the release to the market of Doc ID: 230075 as follows:
Release Time: 12-May-2005 17:28:24
ASX Code: SGT
File Name: 230075.pdf
Your Announcement Title: Announcement on SGX Listing Rule 704(11)

**SINGAPORE TELECOMMUNICATIONS LIMITED**
**(Incorporated in the Republic of Singapore)**
**Company Registration Number: 199201624D**

# CONTINUING LISTING REQUIREMENTS ANNOUNCEMENT PURSUANT TO LISTING RULE 704(11), LISTING MANUAL

In compliance with Listing Rule 704(11) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Singapore Telecommunications Limited ("SingTel") wishes to announce that there are no persons currently occupying managerial positions in SingTel or any of its principal subsidiaries who is a relative of a director or chief executive officer or substantial shareholder of SingTel.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 12 May 2005